UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

6 Adelaide St. East, Suite 300, Toronto, Ontario, Canada M5C 1H6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ____________

PORTAGE ANNOUNCES RESULTS OF ANNUAL MEETING;

PRIVATE PLACEMENT UPDATE; CORPORATE UPDATE

Toronto, ON - (June 26, 2020) - Portage Biotech Inc. (CSE: PBT.U, OTC Markets: PTGEF) (“Portage” or the “Company”) is very pleased to announce the results of its annual meeting of shareholders (the “Meeting”) held on June 25, 2020. Over 70% of all issued and outstanding common shares of the Company were represented at the Meeting.

In line with public authority recommendations to help contain the spread of the novel coronavirus (COVID-19) and to prioritize and support the health and well-being of its shareholders, employees and other Meeting attendees, for the first time in its history, the Company held its Meeting virtually via teleconference.

Results

1.The following persons were re-elected as directors of the Company to hold office until the next annual meeting: Dr. Declan Doogan, Mr. Kam Shah, Dr. Gregory Bailey, Mr. James Mellon, Mr. Steven Mintz and Dr. Ian B. Walters.

2.Marcum LLP Marcum LLP, Chartered Professional Accountants were re-appointed as auditors until the close of the next annual meeting with the directors authorized to fix their remuneration.

3.The 2020 Stock Option Plan was approved.

Details regarding the matters approved are contained in the Company’s information circular dated May 15, 2020. Each item was approved by more than 98% of the votes cast.

Private Placement Update

The Company advises that, due technical processing delays, additional subscriptions received by the Company were inadvertently not included in the private placement totals announced in the Company’s news release of June 16, 2020. Following processing, the Company wishes to announce that the aggregate gross proceeds raised pursuant to its non-brokered private placement has been increased to US$6,981,450 through the issuance of 698,145 common shares (the “Common Shares”) at a price of US$10.00 per Common Share. Finder’s fees of approximately US$193,000 remain unchanged.

About Portage Biotech Inc.

Portage is a unique entity in the world of biotechnology, enabling research and development to produce more clinical programs and maximize potential returns by eliminating typical overhead costs associated with many biotechnology companies. We nurture the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by providing funding, strategic business and clinical counsel, and shared services, to enable efficient, turnkey execution of commercially-informed development plans. Our portfolio encompasses ten subsidiary companies whose products or technologies have established scientific rationales, including intratumorals, nanoparticles, liposomes, aptamers, cell penetrating peptides, and virus-like particles. In collaboration with our subsidiaries, we create viable product development strategies, to cost-effectively deliver best-in-class R&D, clinical trial design, and financial and project management, to ultimately build value and support com.

Forward-Looking Statements

This news release contains statements about the Company’s information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. We seek Safe Harbor.

FOR MORE INFORMATION, PLEASE CONTACT:

Contact:	Ian B. Walters, MD, Chief Executive Officer
Tel.:	203.221.7378
Email:	ian@portagebiotech.com
Website:	www.portagebiotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 29, 2020

PORTAGE BIOTECH INC.

By: /s/ Ian Walters

Ian Walters MD

Chief Executive Office